As filed with the Securities and Exchange Commission on January 29, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PriceSmart, Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0628530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9740 Scranton Road

San Diego, California 92121-1745

(858) 404-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Notice to:	Copies to:
Robert M. Gans, Esq.	Robert E. Burwell, Esq.
Executive Vice President, General Counsel and Secretary	Eric J. Stier, Esq.
PriceSmart, Inc.	Latham & Watkins
9740 Scranton Road	12636 High Bluff Drive, Suite 400
San Diego, California 92121-1745	San Diego, California 92130
(858) 404-8800	(858) 523-5400

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.0001 par value per share	16,111,712	$15.96	$257,142,924	$27,515

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on $15.96 per share, the average of the high ($16.11) and low ($15.80) sales prices of common stock as reported on the Nasdaq Global Market on January 24, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION—DATED JANUARY 29, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

16,111,712 Shares

PRICESMART, INC.

Common Stock

This prospectus relates to up to 16,111,712 shares of our common stock, which may be offered for sale by the selling stockholders named in this prospectus. The shares of common stock being offered were previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq Global Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

Our common stock is listed on the Nasdaq Global Market under the symbol “PSMT.” On January 26, 2007, the last sale price of our common stock as reported on the Nasdaq Global Market was $15.22.

See “ Risk Factors” beginning on page 3 for factors that you should consider before investing in the shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2007.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information under the caption “Risk Factors” and elsewhere in this prospectus may contain forward-looking statements concerning our anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “scheduled,” and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks:

•	we had substantial net losses in fiscal 2003, 2004 and 2005, and may not be able to sustain the profitability we achieved in fiscal 2006 in future periods;

•	our financial performance is dependent on international operations which expose us to various risks;

•	any failure by us to manage our widely dispersed operations could adversely affect our business;

•	we face significant competition;

•	we face difficulties in the shipment of, and inherent risks in, the importation of merchandise to our warehouse clubs;

•	we are exposed to weather and other risks associated with international operations;

•	declines in the economies of the countries in which we operate our warehouse clubs would harm our business;

•	a few of our stockholders have control over our voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control;

•	the loss of key personnel could harm our business;

•	we are subject to volatility in foreign currency exchange;

•	we face the risk of exposure to product liability claims, a product recall and adverse publicity;

•	a determination that our long-lived or intangible assets have been impaired could adversely affect our future results of operations and financial position; and

•	we face costs and compliance risks associated with Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, we face other risks detailed below under the caption “Risk Factors” and in our reports filed with the Securities and Exchange Commission, including our Form 10-K filed pursuant to the Securities Exchange Act of 1934 on November 13, 2006. We assume no obligation and expressly disclaim any duty to update any forward-looking statement to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

ii

ABOUT PRICESMART

We own and operate U.S.-style membership shopping warehouse clubs through majority or wholly owned ventures operating in Central America and the Caribbean using the trade name “PriceSmart.” The following is a list of the countries and U.S. territories in which we operate or expect to operate, the number of warehouses in operation within each country or territory as of November 30, 2006, the number of additional warehouses we anticipate opening by the end of fiscal 2007 (ending August 31, 2007) and our ownership percentages:

Country/Territory	Number of Warehouses in Operation	Anticipated Warehouse Openings in Fiscal 2007	Ownership
Panama	4	—	100%
Costa Rica	4	—	100%
Dominican Republic	2	—	100%
Guatemala	2	—	100%
El Salvador	2	—	100%
Honduras	2	—	100%
Trinidad	2	1	95%
Aruba	1	—	90%
Barbados	1	—	100%
U.S. Virgin Islands	1	—	100%
Jamaica	1	—	100%
Mexico	—	—	50%
Nicaragua	1	—	51%

Totals	23	1

During the third quarter of fiscal 2006, we entered into agreements to purchase land in Honduras and Trinidad for the construction of two warehouse clubs. In Honduras, we completed construction and relocated our San Pedro Sula warehouse club to this new site, which is also located in San Pedro Sula. The opening at the new site took place on November 4, 2006. In Trinidad, we currently plan to complete construction and open a new warehouse club in the summer of 2007.

On February 11, 2005, it was announced that we and Grupo Gigante S.A. de C.V. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed on February 28, 2005. PSMT Mexico, S.A. de C.V. is a 50/50 joint venture between us and Grupo Gigante S.A. de C.V., which had operated three membership warehouse clubs in Mexico. The joint venture sold two of the three locations consisting of land and buildings in September 2005. One location remains unsold and efforts are underway to sell or lease it. Additional assets of the joint venture to be liquidated include fixtures and equipment and recoverable value-added tax. As of the end of November 2006, we had acquired approximately $2.3 million of the joint venture’s fixtures and equipment for use in our other warehouse clubs.

In addition, there is one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people, from which we earn a royalty fee.

Our warehouse clubs sell basic consumer goods to individuals and businesses, typically comprised of approximately 48% U.S.-sourced merchandise and approximately 52% locally sourced merchandise, with an emphasis on quality and low prices. By offering low prices on brand name and private label merchandise, the warehouse clubs seek to generate sufficient sales volumes to operate profitably at relatively low gross profit margins. The typical no-frills warehouse club-type buildings range in size from 40,000 to 50,000 square feet of selling space and are located primarily in urban areas to take advantage of dense populations and relatively higher levels of disposable income. Product selection includes perishable foods and basic consumer products. Ancillary services include food services, bakery, tire centers, photo centers, pharmacy and optical departments. The shopping format includes an average annual membership fee of approximately $26.

We generally operate our business through subsidiary companies established in each of the countries in which we operate our warehouse clubs. These subsidiary companies are generally joint ventures, when initially created, whose majority stockholder was us and whose minority stockholders were local business people. We typically enter into corporate services agreements with the newly created joint venture companies pursuant to which we provide our full support, which includes training and management assistance, as well as access to our strategic information and distribution channels. Over time we have purchased the minority interest of many of the minority stockholders and are now the 100% owner of the warehouse clubs located in eight of our 11 consolidating countries and 100% owner of the warehouse located in one U.S. territory.

Our principal executive offices are located at 9740 Scranton Road, San Diego, California 92121. Our telephone number is (858) 404-8800.

RISK FACTORS

Investment in our securities involves a high degree of risk, including the risks described below. You should carefully consider the following risks factors, together with all of the other information presented in this prospectus and the documents we have incorporated by reference in deciding whether to invest in our common stock. Each of the risks described in this prospectus and the documents we incorporate by reference could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We had substantial net losses in fiscal years 2004 and 2005 and may incur losses in future periods.

We incurred net losses attributable to common stockholders of approximately $33.3 million in fiscal 2004, including asset impairment and closing cost charges of approximately $1.2 million, and approximately $63.6 million in fiscal 2005, including asset impairment and closing charges of approximately $11.4 million. In fiscal 2006, we reported net income of approximately $11.9 million, including $3.7 million of income from discontinued operations, net of tax, primarily associated with payments made by our Philippines subsidiary on an outstanding loan on which we had recorded a full impairment, and asset impairment and closing charges of $1.8 million. The increase in net income resulted primarily from improved sales, margins, expense controls and inventory management. In the first quarter of fiscal 2007 we reported net income of approximately $4.1 million. There can be no guarantee that these positive results will continue in the future, and we may again return to generating a net loss.

Our financial performance is dependent on international operations, which exposes us to various risks.

Our international operations account for nearly all of our total sales. Our financial performance is subject to risks inherent in operating and expanding our international membership business, which include:

•	inconsistent enforcement of and changes in, and interpretations of, tariff and tax laws and regulations, including those pertaining to related party transactions;

•	the imposition of foreign and domestic governmental controls;

•	trade restrictions;

•	greater difficulty and costs associated with international sales and the administration of an international merchandising business;

•	thefts and other crimes;

•	limitations on U.S. company ownership in certain foreign countries;

•	product registration, permitting and regulatory compliance;

•	volatility in foreign currency exchange rates;

•	the financial and other capabilities of our joint venturers and licensees; and

•	general political as well as economic and business conditions.

Any failure to manage our widely dispersed operations could adversely affect our business.

As of November 30, 2006, we had in operation 23 consolidated warehouse clubs in 11 countries and one U.S. territory (four in Panama; four in Costa Rica; two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad; and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands). The success of our business will depend to a significant degree on our ability to efficiently operate warehouse clubs on a profitable basis and maintain positive comparable warehouse club sales growth in the applicable markets. In addition, we will need to continually evaluate the adequacy of our existing personnel, systems and procedures, including warehouse management and financial and inventory control. Moreover, we will be required to continually analyze the sufficiency of our inventory distribution channels and systems and may require additional facilities in order to support our operations. We may not adequately anticipate all the changing demands that will be imposed on these systems. An inability or failure to retain effective warehouse personnel or to update our internal systems or procedures as required could have a material adverse effect on our business, financial condition and the results of operations.

We face significant competition.

Our international merchandising businesses compete with exporters, wholesalers, local retailers and trading companies in various international markets. Some of our competitors may have greater resources, buying power and name recognition. There can be no assurance that additional competitors will not decide to enter the markets in which we operate or that our existing competitors will not compete more effectively against us. We may be required to implement price reductions in order to remain competitive should any of our competitors reduce prices in any of our markets. Moreover, our ability to operate profitably in our markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers.

We face difficulties in the shipment of, and inherent risks in, the importation of merchandise to our warehouse clubs.

Our warehouse clubs typically import nearly half of the merchandise that we sell, which originates from various countries and is transported over great distances, typically over water, which results in:

•	substantial lead times needed between the procurement and delivery of product, thus complicating merchandising and inventory control methods;

•	the possible loss of product due to theft or potential damage to, or destruction of, ships or containers delivering goods;

•	product markdowns as a result of it being cost prohibitive to return merchandise upon importation;

•	product registration, tariffs, customs and shipping regulation issues in the locations we ship to and from; and

•	substantial ocean freight and duty costs.

Moreover, each country in which we operate our warehouse clubs has different governmental rules and regulations regarding the importation of foreign products. Changes to the rules and regulations governing the importation of merchandise may result in additional delays, costs or barriers in the delivery of products to our warehouse clubs or products we select to import. For example, several of the countries in which our warehouse clubs are located have imposed restrictions on the importation of some U.S. beef products because of concerns about Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease.” As a result of these restrictions, the sales of U.S. beef products may be impaired for the duration of these restrictions and may continue following the lifting of these restrictions because of perceptions about the safety of U.S. beef among people living in these countries. In addition, only a limited number of transportation companies service our regions. The inability or failure of one or more key transportation companies to provide transportation services to us, any collusion among the transportation companies regarding shipping prices or terms, changes in the regulations that govern shipping tariffs or the importation of products, or any other disruption in our ability to transport our merchandise could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to weather and other risks associated with international operations.

Our operations are subject to the volatile weather conditions and natural disasters such as earthquakes and hurricanes, which are encountered in the regions in which our warehouse clubs are located and which could result in significant damage to, or destruction of, or temporary closure of our warehouse clubs. For example, during September 2004, while no damage was sustained from the multiple hurricanes in the Caribbean, a total of eight days of sales were lost due to selected warehouse club closures resulting from heavy rains, local flooding and government advisories to stay off the roads. Losses from business interruption may not be adequately compensated by insurance and could have a material adverse effect on our business, financial condition and results of operations.

Declines in the economies of the countries in which we operate our warehouse clubs would harm our business.

The success of our operations depends to a significant extent on a number of factors that affect discretionary consumer spending, including employment rates, business conditions, consumer spending patterns and customer preferences and other economic factors in each of our foreign markets. Adverse changes in these factors, and the resulting adverse impact on discretionary consumer spending, would affect our growth, sales and profitability. In addition, a significant decline in these economies may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States. Any general instability in the national or regional economies of the foreign countries in which the we currently operate could have a material adverse effect on our business, financial condition and results of operations.

A few of our stockholders have control over our voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control.

As of January 5, 2007, Robert E. Price, who is our Chairman of the Board and Chief Executive Officer, and Sol Price, a significant stockholder and father of Robert E. Price, together with their affiliates, comprise a group that may be deemed to beneficially own 52.9% of our common stock. Because the group may be deemed to beneficially own in the aggregate more than 50.0% of our common stock, we are a “controlled company” within the meaning of Nasdaq Stock Market Rule 4350(c)(5). As a result of their beneficial ownership, these stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

The loss of key personnel could harm our business.

We depend to a large extent on the performance of our senior management team and other key employees, such as U.S. ex-patriots in certain locations where we operate, for strategic business direction. The loss of the services of any members of our senior management or other key employees could have a material adverse effect on our business, financial condition and results of operations.

We are subject to volatility in foreign currency exchange rates.

We, primarily through majority or wholly owned subsidiaries, conduct operations in Central America and the Caribbean, and as such are subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of November 30, 2006, we had a total of 23 consolidated warehouse clubs operating in 11 foreign countries and one U.S. territory, 16 of which operate under currencies other than the U.S. dollar. For the quarters ended November 30, 2006 and 2005, approximately 79% and 78%, respectively, of our net warehouse club sales were in foreign currencies. Also, as of November 30, 2006, we had a 50/50 joint venture accounted for under the equity method of accounting, which operates under the Mexican Peso. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse club sales denominated in foreign currencies.

Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a net currency devaluation of 81% between the end of fiscal 2002 and the end of fiscal 2003 and 13% (significantly higher at certain points of the year) between the end of fiscal 2003 and the end of fiscal 2004. Foreign exchange transaction gains (losses), including repatriation of funds, which are included as part of the costs of goods sold in our consolidated statement of operations for the first fiscal quarter of 2007 and 2006, were approximately $(160,00), and $(675,000), respectively.

We face the risk of exposure to product liability claims, a product recall and adverse publicity.

We market and distribute products, including meat, dairy and other food products, from third-party suppliers, which exposes us to the risk of product liability claims, a product recall and adverse publicity. For example, we may inadvertently redistribute food products that are contaminated, which may result in illness, injury or death if the contaminants are not eliminated by processing at the foodservice or consumer level. We generally seek contractual indemnification and insurance coverage from our major suppliers. However, if we do not have adequate insurance or contractual indemnification available, product liability claims relating to products that are contaminated or otherwise harmful could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

Potential future impairments under Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), could adversely affect our future results of operations and financial position.

In accordance with SFAS 144, long-lived assets are assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be measured and recognized if the sum of the expected future discounted cash flows is less than the carrying amount of the asset. If the carrying amount of the asset were determined to be impaired, an impairment loss to write down the carrying value of the asset to fair value by using quoted market prices, when available, would be required. When a quoted market price is not available, an estimated fair value would be determined through other valuation techniques. We have used projected cash flows discounted to reflect the expected commercial, competitive and other factors related to our long-lived assets and comparisons to similar asset sales and valuations by others to estimate the fair value of our intangible assets. These future tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. For example, we were required to take an impairment charge pursuant to SFAS 144 of $1.6 million in fiscal 2006 for our Honduras warehouse club operation, which was due to the intended relocation in November 2006 from the original San Pedro Sula location to a new site acquired during 2006 in another section of the city, and for the closed warehouse club operations in the Dominican Republic. In fiscal 2005 we were required to take an impairment charge pursuant to SFAS 144 of $10.4 million for our U.S. Virgin Island warehouse club operation and for closed warehouse club operations in Guatemala and Dominican Republic, as well as $1.1 million and $3.1 million related to the write down of our interest in our Mexico joint venture in fiscal 2005 and 2004, respectively. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline. In the first quarter of fiscal year 2007, we recorded a $72,000 impartment charge to write down furniture, fixtures and equipment for the San Pedro Sula, Honduras location. No impairment charges were incurred in the first quarter of fiscal 2006.

Write-offs pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), could adversely affect our future results of operations and financial position.

Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized but instead are subject to annual impairment tests in accordance with the Statement. As of November 30, 2006, we had goodwill of approximately $31.8 million, net of accumulated amortization originating prior to the adoption of SFAS 142. We performed our impairment test on goodwill as of August 31, 2006 and August 31, 2005, and no impairment losses were recorded. In the future, we will test for impairment at least annually. Such tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a part of operating income, resulting in a reduction in earnings in the period such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable or increase the amount of our net loss in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

We face increased costs and compliance risks associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate, and the independent auditors to attest to the effectiveness of internal control over financial reporting and the evaluation performed by management. The Securities and Exchange Commission has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board has adopted documentation and attestation standards that independent auditors must follow in conducting their attestation under Section 404. We have incurred expenses of approximately $1.5 million in fiscal 2005 for the documentation process and $752,000 in fiscal 2006 for the testing and residual documentation processes to comply with Section 404 of the Sarbanes-Oxley Act.

If remediation costs or hazardous substance contamination levels at certain properties for which we maintain financial responsibility exceed management’s current expectations, our financial condition and results of operations could be adversely impacted.

In connection with our spin-off from Price Enterprises, Inc., or PEI, in 1997, we agreed to indemnify PEI for all of PEI’s liabilities (including indemnification obligations for environmental liabilities) arising out of PEI’s prior ownership of certain properties. Our ownership of real properties and our agreement to indemnify PEI could subject us to certain environmental liabilities. Certain of these properties are located in areas of current or former industrial activity, where environmental contamination may have occurred. For example, PEI sold an unimproved, 12.9-acre site located in Meadowlands, New Jersey in August 1995. A prior owner used this site as a debris disposal area. Elevated levels of heavy metals (including a small area contaminated with polychlorinated biphenyl) and petroleum hydrocarbons are present in soil at the Meadowlands site. To date, we have not been advised that PEI has been notified by any governmental authority, and we are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with the Meadowlands site. Nevertheless, PEI’s previous ownership of the Meadowlands site creates the potential of liability for remediation costs associated with groundwater beneath the site. We also retain certain environmental indemnification obligations with respect to a parcel of land in Silver City, New Mexico, which PEI sold in March 1996 but agreed to retain responsibility for certain environmental matters. This site contains petroleum hydrocarbons in the soil and groundwater. There are no known receptors (groundwater users) down gradient of the Silver City site and the extent of soil and groundwater contamination is limited. We are continuing to monitor the soil and groundwater at this property under supervision of local authorities. If we were to incur costs for remediating contamination at the Meadowlands or Silver City sites (or any other site for which we maintain environmental responsibility) which exceed management’s current expectations, our financial condition and results of operations could be adversely impacted.

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the selling stockholders. We will not receive any part of the proceeds from the sale of these securities.

SELLING STOCKHOLDERS

The table below presents information regarding the selling stockholders and the shares that they own and may offer and sell from time to time under this prospectus. This table is prepared based in part on information supplied to us by the selling stockholders identified below and we have not sought to verify such information.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of shares beneficially owned is based on 28,983,397 shares of common stock outstanding as of January 5, 2007.

Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the selling stockholders named in the table, the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. In addition, except as indicated in the table below, each selling stockholder has represented to us that it is not, nor is he affiliated with, a registered broker-dealer. Unless otherwise indicated, the address of the selling stockholders named below is: c/o PriceSmart, Inc., 9740 Scranton Road, San Diego, California 92121.

Because the selling stockholders may resell, pursuant to this prospectus, all or some portion of the common stock listed below, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon consummation of any sales. See “Plan of Distribution.”

	Shares Beneficially Owned Before the Offering		Maximum Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent(1)		Number	Percent
The Price Group, LLC(2)	7,388,369	25.5%	7,388,369	—	—
Price Charities(3)	3,885,335	13.4%	3,885,335	—	—
Robert & Allison Price Charitable Trust(4)	2,245,168	7.7%	2,245,168	—	—
Robert & Allison Price Trust(5)	811,395	2.8%	811,395	—	—
PSC, S.A.(6)	797,633	2.8%	797,633	—	—
Sol & Helen Price Trust(7)	584,159	2.0%	584,159	—	—
Price Family Charitable Trust(7)	290,600	1.0%	290,600	—	—
Rebecca Price Trust UTD 9/22/89(8)(9)	18,805	*	18,805	—	—
Sarah Price Trust UTD 9/22/89(9)(10)	18,805	*	18,805	—	—
David Price Trust UTD 9/22/89(9)(11)	18,805	*	18,805	—	—
Rebecca Price Trust UTD 8/1/97(8)(12)	12,500	*	12,500	—	—
Sarah Price Trust UTD 8/1/97(10)(12)	12,500	*	12,500	—	—
David Price Trust UTD 8/1/97(11)(12)	12,500	*	12,500	—	—
Benjamin Price Trust 9/22/89(13)	5,210	*	5,210	—	—
Jonas Price(14)	3,910	*	3,910	—	—
Rebecca Price(8)	1,330	*	1,330	—	—
Sarah Price(10)	1,330	*	1,330	—	—
Rebecca Price Trust UTD 5/6/97(8)(12)	916	*	916	—	—
Sarah Price Trust UTD 5/6/97(10)(12)	916	*	916	—	—
David Price Trust UTD 5/6/97(11)(12)	916	*	916	—	—
Robert Price(14)	610	*	610	—	—

(1)	Based on 28,983,397 shares of our common stock outstanding as of January 5, 2007, as reported in our Quarterly Report on Form 10-Q for the quarter ended November 30, 2006.
(2)	Messers. Robert Price, Murray Galinson, Jack McGrory and Sol Price are co-managers of The Price Group, LLC.
(3)	Messers. Robert Price, Murray Galinson, Jack McGrory and Sol Price are directors of Price Charities. On September 12, 2006, San Diego Revitalization Corp. changed its name to Price Charities.
(4)	Mr. Robert Price is a co-trustee of the Robert & Allison Price Charitable Trust.

(5)	Mr. Robert Price is a trustee of the Robert & Allison Price Trust.
(6)	Edgar A. Zurcher, a member of our board of directors since November 2000, is a director and 9.1% shareholder of PSC, S.A. PSC, S.A.’s address is P.O. Box 0832-1384 World Trade Center, Panama, Republic of Panama.
(7)	Mr. Sol Price is a trustee of this trust.
(8)	Rebecca Price is the daughter of Mr. Robert Price.
(9)	Mr. Robert Price is a co-trustee of this trust.
(10)	Sarah Price is the daughter of Mr. Robert Price.
(11)	David Price is the son of Mr. Robert Price.
(12)	Murray Galinson is a co-trustee of this trust.
(13)	Benjamin Price is the nephew of Mr. Robert Price. Jack McGrory is a co-trustee of this trust.
(14)	Jonas Price is the nephew of Mr. Robert Price.
(14)	Mr. Robert Price holds 530 shares of common stock for the benefit of his minor children. The remaining 80 shares of common stock are held by Mr. Robert Price in a 401(k) account.
*	Indicates less than 1.0%.

We are filing the registration statement at the request of these stockholders pursuant to pre-existing contractual registration rights as to most of these shares.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor has it had any position, office or material relationship with us or any of our affiliates within the past three years, except that:

•	Robert Price, Murray Galinson, Jack McGrory and Sol Price are directors of Price Charities and co-managers of The Price Group, LLC. Robert E. Price has served as our Chairman of the Board since July 1994 and Chief Executive Officer since April 2006. Murray L. Galinson has been a member of our board of directors since November 2000. Jack McGrory has been a member of our board of directors since November 2000. Sol Price is the father of Robert E. Price, our Chairman of the Board and Chief Executive Officer.

•	As of January 5, 2007, Sol Price beneficially owned approximately 41.9% of our outstanding common stock.

•	As of January 5, 2007, Robert E. Price beneficially owned approximately 49.6% of our outstanding common stock, including shares that may be deemed to be beneficially owned by Sol Price.

•	As of January 5, 2007, Sol Price and Robert E. Price were members of a group that beneficially owned approximately 52.9% of our outstanding common stock.

•	In October 2005, PS Ivanhoe, LLC, an entity managed by The Price Group LLC, agreed to loan us up to $12.5 million to fund the acquisition of certain real estate in Panama. We borrowed $12.5 million in October 2005 and repaid the loan in full in June 2006.

•	From time to time, members of our management have used a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings and to review warehouse club operations in Central America and the Caribbean. The Price Group LLC owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe.

•	as of January 5, 2007, PSC, S.A. owned approximately 2.8% of our common stock;

•	as of January 5, 2007, PSC, S.A holds a 49% minority interest in each of our Nicaragua subsidiaries; and

•	Edgar A. Zurcher, a member of our board of directors since November 2000, is a director and 9.1% shareholder of PSC, S.A. Mr. Zurcher is a partner in a law firm that we utilize in certain legal matters. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., and a director of Banco Promerica, each of which rents retail space from us. We utilize Banco Promerica for co-branded and branded credit card transactions in our warehouses.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares of our common stock offered by this prospectus. We have registered the selling stockholders’ shares for resale to provide such stockholders with freely tradable securities. However, registration does not necessarily mean that the selling stockholders will offer and sell any of their shares.

Offer and Sale of Shares. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of our common stock at prices related to the prevailing market prices or at negotiated prices, in one or more of the following manners:

•	on the Nasdaq Global Market or other exchanges on which our common stock is traded at the time of sale;

•	in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

•	in privately negotiated transactions.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of our common stock in one or more of the following transactions:

•	a block trade in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a broker or dealer may purchase as principal and resell the shares for its own account under this prospectus; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

The selling stockholders may accept or, together with any agent of the selling stockholders, or any of them, reject in whole or in part any proposed purchase of the shares of our common stock offered by this prospectus.

Brokers and Dealers. The selling stockholders may select brokers or dealers to sell their shares of our common stock. Brokers or dealers of the selling stockholders may arrange for other brokers or dealers to participate in selling the shares. The selling stockholders may give the brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with sales of the shares, the selling stockholders, any brokers or dealers selected by the selling stockholders, any other participating brokers or dealers, and some pledgees, donees, transferees and other successors in interest may be considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the common stock through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	The names of such broker-dealers;

•	The number of shares involved;

•	The price at which such shares are being sold;

•	The commission paid or the discounts or concessions allowed to such broker-dealer; and

•	Other facts material to the transaction.

Commissions. The selling stockholders will pay any sales commissions or other sellers’ compensation applicable to these transactions.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended August 31, 2006, as amended, and has audited our financial statement schedule and management's assessment of the effectiveness of our internal control over financial reporting as of August 31, 2006 included therein, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins, San Diego, California.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our General Counsel at:

PriceSmart, Inc.

9740 Scranton Road

San Diego, California 92121

(858) 404-8800

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended August 31, 2006 filed with the SEC on November 13, 2006, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on December 19, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed with the SEC on January 9, 2007;

•	Our Current Reports on Form 8-K filed with the SEC on October 17, 2006, December 13, 2006 and January 11, 2007; and

•	The description of our common stock contained in our Amended Registration Statement on Form 10 filed with the SEC on August 13, 1997.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

You should rely only on the information provided or incorporated by reference in this prospectus or in any applicable supplement to this prospectus. You should not assume that the information in this prospectus and any applicable supplement is accurate as of any date other than the date on the front cover of the document.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

PriceSmart, Inc.

16,111,712 Shares

Common Stock

P R O S P E C T U S

                        , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by PriceSmart, Inc. (the “Company”).

SEC Registration Fee	$27,515
Printing and Mailing Costs	3,000	*
Legal Fees and Expenses	25,000	*
Accounting Fees and Expenses	15,000	*

TOTAL	$70,515

*	Estimated expenses

Item 15.	Indemnification of Directors and Officers.

Officers and directors of the Company are covered by the provisions of the Delaware General Corporation Law (“DGCL”), the Company’s certificate of incorporation and bylaws, individual indemnification agreements with the Company and insurance policies which serve to limit, and, in some instances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The certificate of incorporation limits the liability of directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, the directors of the Company will not be personally liable for monetary damages for breach of a director’s fiduciary duty as director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification and Insurance. As a Delaware corporation, the Company has the power, under specified circumstances generally requiring the directors or officers to have acted in good faith and in a manner they reasonably believe to be in or not opposed to the Company’s best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of the Company, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The Company’s certificate of incorporation generally provides for mandatory indemnification of the Company’s directors and officers to the full extent provided by Delaware corporate law. In addition, the Company has entered into indemnification agreements with its directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under Delaware law, including under circumstances for which indemnification would otherwise be discretionary under Delaware law.

The Company has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or obligation to indemnify him or her against such liability under the provisions of its certificate of incorporation or bylaws.

Item 16.	Exhibits.

Exhibit No.	Description
4.1(1)	Specimen of Common Stock certificate.

4.2(1)	Instructions of Use of PriceSmart, Inc. Common Stock Right Certificates.

4.3(2)	Registration Rights Agreement dated as of June 5, 2000 by and among PriceSmart, Inc. and the Shareholders of PSC, S.A.

4.4(3)	Common Stock Purchase Agreement dated as of August 9, 2002 between PriceSmart and PSC, S.A.

5.1	Opinion of Latham & Watkins.*

23.1	Consent of Independent Registered Public Accounting Firm.*

23.2	Consent of Latham & Watkins (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page hereto).

(1)	Incorporated by reference to PriceSmart, Inc.’s Registration Statement on Form S-3 filed with the SEC on December 2, 2004.
(2)	Incorporated by reference to PriceSmart, Inc.’s Annual Report on Form 10-K for the year ended August 31, 2000 filed with the SEC on November 29, 2000.
(3)	Incorporated by reference to PriceSmart, Inc.’s Registration Statement on Form S-3 filed with the SEC on October 25, 2002.
*	Filed herewith.

Item 17.	Undertakings.

A.	The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statements or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 29th day of January, 2007.

PRICESMART, INC.

By:	/s/ JOHN M. HEFFNER
John M. Heffner
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Price and John M. Heffner, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ ROBERT E. PRICE Robert E. Price	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 29, 2007

/s/ JOHN M. HEFFNER John M. Heffner	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2007

Murray L. Galinson	Director

/s/ KATHERINE L. HENSLEY Katherine L. Hensley	Director	January 29, 2007

/s/ LEON C. JANKS Leon C. Janks	Director	January 29, 2007

Lawrence B. Krause	Director

Jack McGrory	Director

/s/ KEENE WOLCOTT Keene Wolcott	Director	January 29, 2007

/s/ EDGAR A. ZURCHER Edgar A. Zurcher	Director	January 29, 2007

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.

Exhibit No.	Description
4.1(1)	Specimen of Common Stock certificate.

4.2(1)	Instructions of Use of PriceSmart, Inc. Common Stock Right Certificates.

4.3(2)	Registration Rights Agreement dated as of June 5, 2000 by and among PriceSmart, Inc. and the Shareholders of PSC, S.A.

4.4(3)	Common Stock Purchase Agreement dated as of August 9, 2002 between PriceSmart and PSC, S.A.

5.1	Opinion of Latham & Watkins.*

23.1	Consent of Independent Registered Public Accounting Firm.*

23.2	Consent of Latham & Watkins (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page hereto).

(1)	Incorporated by reference to PriceSmart, Inc.’s Registration Statement on Form S-3 filed with the SEC on December 2, 2004.
(2)	Incorporated by reference to PriceSmart, Inc.’s Annual Report on Form 10-K for the year ended August 31, 2000 filed with the SEC on November 29, 2000.
(3)	Incorporated by reference to PriceSmart, Inc.’s Registration Statement on Form S-3 filed with the SEC on October 25, 2002.
*	Filed herewith.